

November 1, 2024

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

        Re: Majestic Ideal Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 23, 2024
           File No. 333-282499

Dear Suqin Li:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed October 23, 2024

Compensation of Directors and Executive Officers, page 91

1.   Please update your compensation disclosure to reflect the fiscal year ended September 30, 2024. Currently, your disclosure is as of March 31, 2024.

Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.